Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Diebold Nixdorf, Incorporated:
We consent to the use of our reports dated March 1, 2021, with respect to the consolidated balance sheets of Diebold Nixdorf, Incorporated and subsidiaries as of December 2020 and 2019, and the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the effectiveness of internal control over financial reporting incorporated by reference herein.
Our report on the consolidated financial statements refers to a change to the accounting for leases due to the adoption of ASU 2016-02, Leases.

/s/ KPMG LLP
Cleveland, Ohio
May 12, 2021